UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

SCHEDULE 13E-3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

SUNLINK HEALTH SYSTEMS, INC.

(Name Of Subject Company (Issuer))

SUNLINK HEALTH SYSTEMS, INC.

(Name of Filing Persons (Issuer and Offeror))

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,500,000	$521.55

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017 issued by the Securities and Exchange Commission (the “SEC”), equals $115.90 per $1,000,000 of the aggregate value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO (together with the exhibits hereto, this “Schedule TO”) relates to a tender offer by SunLink Health Systems, Inc. (“SunLink” or the “Company”) to purchase up to 3,000,000 common shares of SunLink, no par value, for an aggregate purchase price of up to $4,500,000, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 10, 2017 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Schedule TO also is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the issuer is SunLink Health Systems, Inc. The address of its executive offices is 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. The telephone number of the executive offices of SunLink is (770) 933-7000.

(b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading and Market Price. The Company’s common shares are traded on the NYSE Market exchange (NYSE MKT) under the symbol “SSY.” The information set forth in Section 7 of the Offer to Purchase (“Trading Market; Price Range of Shares; Dividend Policy; Prior Stock Purchases”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference. The information set forth in Section 9 of the Offer to Purchase (“Certain Information Concerning the Company”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	The Offer;

•	Section 1 (“Number of Shares; Purchase Price; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditions of the Offer”);

•	Section 7 (“Trading Market; Price Range of Shares; Dividend Policy; Prior Stock Purchases”);

•	Section 8 (“Source and Amount of Funds”);

•	Section 9 (“Certain Information Concerning the Company”);

•	Section 10 (“Interests of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”);

•	Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 12 (“Legal Matters; Regulatory Approvals”);

•	Section 13 (“Material U.S. Federal Income Tax Consequences”);

•	Section 14 (“Extension of the Offer; Termination; Amendment”);

•	Section 15 (“Fees and Expenses”); and

•	Section 16 (“Miscellaneous”).

(b) Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 1 (“Number of Shares; Purchase Price; Proration”) and in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference. The executive officers and directors of the Company have advised the Company that they will not tender their shares in the Offer.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, the use of securities acquired in the transaction and plans, are incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Number of Shares; Purchase Price; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals”); and

•	Section 3 (“Procedures for Tendering Shares”).

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 8 (“Source and Amount of Funds”) and Section 6 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a) SunLink’s audited financial statements for the fiscal years ended June 30, 2016 and 2015 are incorporated herein by reference to the information under the heading “Section 9—Certain Information Concerning the Company” in the Offer to Purchase which incorporates by reference SunLink’s Annual Report on Form 10-K for the Year Ended June 30, 2016, filed with the SEC on September 30, 2016.

(b) SunLink’s unaudited financial statements for the fiscal quarters ended September 30, 2016 and 2015 are incorporated herein by reference to the information under the heading “Section 9—Certain Information Concerning the Company” in the Offer to Purchase which incorporates by reference SunLink’s Quarterly Report on Form 10-Q for the Quarter Ended Quarter ended September 30, 2016; filed with the SEC on November 10, 2016.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares”), Section 11 of the Offer to Purchase (“Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a); (b); (d); (g); (h) See Exhibit Index immediately following the signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Schedule 13E-3, Item 2. Subject Company Information

(d) The information set forth under the heading “Section 7—Trading Market; Price Range of Shares; Dividend Policy; Prior Stock Purchases” in the Offer to Purchase is incorporated herein by reference.

(e) None.

(f) The information set forth under the heading “Section 10—Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated by reference herein.

Schedule 13E-3, Item 3. Identity and Background of Filing Person

(b) The information set forth under the heading “Section 10—Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated by reference herein.

(c) The information set forth in the Offer to Purchase under the heading “Section 9—Certain Information Concerning the Company” and under the heading “Section 10—Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares” regarding directors and executive officers of SunLink is incorporated herein by reference.

Schedule 13E-3, Item 4. Terms of the Transaction

(c) The information set forth under the headings “Summary Term Sheet,” “Section 1—Number of Shares; Purchase Price; Proration,” “Section 3—Procedures for Tendering Shares,” “Section 4—Withdrawal Rights,” “Section 5—Purchase of Shares and Payment of Purchase Price,” “Section 6—Conditions of the Offer,” “Section 13—Material U.S. Federal Income Tax Consequences” and “Section 14—Extension of the Offer; Termination; Amendment” in the Offer to Purchase is incorporated herein by reference. Except as described in “The Offer—Number of Shares; Purchase Price; Proration” no holder of shares will be treated in the Offer differently from any other holder of shares.

(d) As stated under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals” in the Offer to Purchase, which information is incorporated herein by reference, the holders of SunLink’s shares are not entitled to appraisal rights.

(e) As set forth in the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals,” which statement is incorporated herein by reference, no provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.

(f) Not applicable. The consideration offered to security holders is cash.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) The information set forth under the heading “Section 10—Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) None.

(c) None.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects

The information set forth under the headings “Summary Term Sheet” and “Section 2—Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 8. Fairness of the Transaction

The information set forth under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals” is incorporated herein by reference.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations

The information set forth under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 10. Source and Amount of Funds or Other Considerations

(c) The information set forth under the heading “Section 15—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation

(d) The information set forth under the headings “Summary Term Sheet” and “Section 2—Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals” in the Offer to Purchase is incorporated herein by reference. The executive officers and directors of the Company have advised the Company that they will not, and to our knowledge, our affiliates will not, tender their shares in the Offer.

(e) The information set forth under the headings “Summary Term Sheet” and “Section 2—Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(b) The information set forth under heading “Section 15—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 15. Additional Information

(b) The information set forth under the heading “Section 10—Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 16. Exhibits

(c); (f) See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: January 10, 2017	By:	/s/ Robert M. Thornton, Jr.
Name: Robert M. Thornton, Jr.
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase dated January 10, 2017.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Notice of Withdrawal of Tender for Individual Investors

(a)(1)(G)*	Form of Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants

(a)(5)(A)*	Notice to Executive Officers and Directors of Blackout Period, dated January 5, 2017.

(a)(5)(B)	Press Release announcing commencement of the Tender Offer dated January 5, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed January 5, 2017).

(a)(5)(C)*	Press Release announcing commencement of the Tender Offer dated January 10, 2017.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	2001 Long-Term Stock Option Plan (incorporated by reference from Exhibit 10.5 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(2)	2001 Outside Directors’ Stock Ownership and Stock Option Plan (incorporated by reference from Exhibit 10.6 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(3)	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(d)(4)	SunLink Health Systems, Inc. 2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company’s Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.